FEDERATED HIGH INCOME BOND FUND, INC.

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 19, 2017

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED HIGH INCOME BOND FUND, INC. (the “Registrant”)

Institutional Shares

Class R6 Shares

1933 Act File No. 2-60103

1940 Act File No. 811-2782

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided via telephone on January 9, 2017 regarding its Post-Effective Amendment No. 70 under the Securities Act of 1933 and Amendment No. 63 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Corporation, with respect to the Fund, filed on November 28, 2016.

Comment 1: Please respond to the Staff’s comments in writing via Correspondence filing. Please give the Staff time to review the responses and respond to the Registrant before the amendment becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2: We note you are adding classes to an existing fund and have not provided an R tagged version or requested selective review. In the future please consider guidance in the 1984 release called “Revised Procedures for Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies (Investment Company Act Release No. 13768).”

Response: The Registrant acknowledges the Staff’s request and will consider the guidance in the 1984 release with respect to future Rule 485(a) submissions by Federated funds.

Comment 3: Summary Fee Table: We note that “Other Expenses” are estimated for new share classes. Briefly explain how you determined that these estimates are reasonable.

Response: Expenses for new classes are estimated based upon existing service provider fee schedules and contracts, and actual fund-level expense accruals for the existing fund to which a new class is being added. Class-specific expenses are then added per the terms of the prospectus.

Comment 4: Summary Investment Strategies: We note the disclosure that the Adviser does not target an average maturity for the Fund’s portfolio. Please indicate if this is true for duration as well.

Response: The Adviser does not target an average maturity or duration.

Comment 5: Summary Investment Strategies: With respect to the Fund’s 80% rule, what does “lower-rated” fixed-income investments mean?

Response: The Registrant notes that, as disclosed in the Fund’s Prospectus under “What are the Fund’s Principal Investments?” the Fund defines lower-rated, fixed-income securities as securities rated below investment grade (i.e., BB or lower) by a nationally recognized statistical rating organization. The Registrant further notes that there is no minimal acceptable rating for a security to be purchased or held by the Fund and the Fund may purchase or hold unrated securities and securities whose issuers are in default.

Comment 6: Summary Risk Disclosure: With respect to “Risk of Investing in Derivative Contracts and Hybrid Instruments”, please remove the reference to the Fund’s Statement of Additional Information (SAI).

Response: The Fund will revise the disclosure to remove the reference to the SAI so that the sentence reads as follows:

“Derivative contracts and hybrid instruments may also involve other risks described in this Prospectus such as stock market, interest rate, credit, currency, liquidity and leverage risks.”

Comment 7: Statutory Investment Strategies: We note the disclosure that the Fund may use derivative contracts and/or hybrid instruments to implement elements of its investment strategy. Based on a review of the portfolio as of a recent date, you do not appear to be using derivatives to a principal extent. Please consider whether derivatives are - or will be - part of your principal strategy and if warranted please revise to reflect the extent of use.

Response: The Registrant confirms that the Fund currently does not use derivative contracts as a principal investment strategy. However, the Registrant notes that the Fund may use derivative contracts as a principal investment strategy in the future. Based on the potential for future use of derivative contracts, the Registrant believes that current disclosure is appropriate but will continue to review its use of derivative contracts and revise its disclosure as necessary.

Comment 8: Who Manages the Fund: Please update the data as of December 31, 2016.

Response: The Registrant will respond as requested.

Comment 9: Advisory Fees: We note the Subsequent Event Note in the most recent semi-annual N-CSR filing that effective December 30, 2016, the Adviser has agreed to contractually reduce the management fee. Please revise the prospectus disclosure and summarize the material terms of the arrangement such as duration, etc.

Response: The Registrant will revise the prospectus so that the disclosure reads as follows:

“The Fund’s investment advisory contract provides for payment to the Adviser of an annual investment advisory fee of 0.50% of the Fund’s average daily net assets.”

Comment 10: Evaluation and Approval of Advisory Contract (EAAC): We note the disclosure in the EAAC in the most recent semi-annual N-CSR filing that Federated furnished information, requested by the Senior Officer, that reported revenues on a fund-by-fund basis and made estimates of the allocation of expenses on a fund-by-fund basis, using allocation methodologies specified by the Senior Officer. The Senior Officer noted that, while these cost allocation reports apply consistent allocation processes, the inherent difficulties in allocating costs continues to cause the Senior Officer to question the precision of the process and to conclude that such reports may be unreliable, since a single change in an allocation estimate may dramatically alter the resulting estimate of cost and/or profitability of a fund and may produce unintended consequences. Please tell us more about the allocation methodologies being used including the extent to which they differ from the policies used to allocate expenses to the Fund for financial reporting purposes. If there are inherent difficulties in allocating costs that impact your financial statements and NAV, please tell us what the difficulties are and where you have disclosed your allocation methodologies.

We also note the disclosure in the EAAC that not all of the factors and considerations identified above were necessarily relevant to the Fund. In the future, if a factor is not relevant, revise your disclosure to specify why.

Response: The fund-by-fund cost allocation referred to in the EAAC is completed solely in connection with the approval of the advisory contracts; it plays no role in calculation or presentation of fund financial statements. Item 27(d)(7) of Form N-1A requires that fund annual and semi-annual reports discuss in detail the material factors that formed the basis of the board’s approval of the advisory contact. Included among the factors to be discussed is the “costs of the services to be provided and profits to be realized by the investment adviser and its affiliates from the relationship with the Fund.” Further, pursuant to a 2005 settlement between affiliated Federated entities and the New York Attorney General’s Office, an annual written independent evaluation of proposed management fees must be prepared by a Senior Officer to the Federated Funds appointed by the Board (“Senior Officer Report”) that similarly analyzes the “costs…of supplying services pursuant to the management fee agreements.” Subsequently, Federated must publish a summary of this evaluation on its website (“EAAC”).

Federated does not perform cost accounting at the individual fund or separate account level that allocates the cost of shared adviser, administrative, operational, or marketing and development expenses to each fund or account. Therefore, detailed reports of the cost of operating specific funds are not available. Solely to provide the Board sufficient information to consider approval of the advisory contracts, a methodology was developed to allocate these shared expenses to individual funds and accounts. The allocation methodology necessarily must be based on certain fundamental estimates. While these estimates are reasonable and consistently applied, a change in any one estimate could drastically alter the resulting estimate of cost and/or profitability of a fund. The complete methodology, along with the caveat of its inherent difficulties, is reported to the Board. The methodology was reviewed by the OCIE Exam Staff during Federated’s most recent full scope exam in 2013.

Language in future EAACs will be amended to clarify the Board’s practice that while all factors are relevant, no single factor is determinative, and the Board’s determination to approve the advisory contract was based on the totality of the circumstances. Specifically, the template for future EAACs will read, “The Board based its decision to approve the investment advisory contract on the totality of the factors and circumstances and with a view to past and future long-term considerations. The Board did not consider any single factor to be determinative. The Board’s decision to approve the continuation of the contract reflects its determination that Federated’s performance and actions provide a satisfactory basis to support the decision to continue the existing arrangement.” This template will be edited as specific situations warrant.

Comment 11: Statement of Additional Information: We note the disclosure under “Investment Objective (and Policies) and Investment Limitations” that the Fund invests 65% of its assets in lower-rated fixed-income bonds but disclosure contained in the 80% policy references lower-rated fixed-income investments. In the past you have indicated that bonds and fixed-income investments are used interchangeably in the industry. Please tell us why you use separate terms here. In addition, as the Fund name references “bonds” please tell us why your 80% policy does not similarly reference bonds?

Response: The Fund has a fundamental investment policy, adopted in September 1999, such that the Fund invests 65% of its assets in lower-rated fixed income bonds. Additionally, pursuant to Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”), the Fund adopted a non-fundamental investment policy in November 2001 such that the Fund will invest at least 80% of the value of its net assets (plus the amount of any borrowings for investment purposes) in lower-rated fixed income investments.

The Fund has adopted its “Name Rule” policy pursuant to Rule 35d-1 under the 1940 Act because the Fund’s name suggests that the Fund focuses its investments on fixed-income securities. The Registrant believes the terms “bond” and “fixed-income investments” are synonymous because the use of “bond” and “fixed-income investments” are used interchangeably throughout the fund industry in relation to “Names Rule” policies.

Comment 12: Statement of Additional Information: Please confirm that the “Retirement Plan Program Servicing Payments” disclosure does not require updating; if it does please provide us with the disclosure that will be included in the 485(b) filing.

Response: The Registrant confirms the “Retirement Plan Program Servicing Payments” disclosure does not require updating.

If you have any questions on the enclosed material, please contact me at (724) 720-8829.

Very truly yours,

/s/ Maureen Ferguson

Maureen Ferguson

Paralegal Supervisor